Exhibit 12.1

CytoDyn Inc.

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Six Months Ended November 30, 2017	Fiscal Year Ended May 31,
		2017	2016	2015	2014	2013
Net Operating Loss:	$(22,576)	$(25,764)	$(25,704)	$(25,088)	$(12,431)	$(9,568)
Add Fixed Charges:
Amortization of debt discount	1,173	—	1,792	2,669	3,807	1,704
Amortization of debt issuance costs	282	—	605	104	120	—
Interest related to derivative liability	—	540	94	—	—	—
Inducement interest	826	72	2,062	1,526	—	—
Interest on notes payable	181	—	119	357	583	245

Total Fixed Charges	2,462	612	4,672	4,656	4,510	1,949
Total Earnings (Loss)	$(20,114)	$(25,152)	$(21,032)	$(20,432)	$(7,921)	$(7,619)

Total Fixed Charges	$2,462	$612	$4,672	$4,656	$4,510	$1,949

Ratio of earnings to fixed charges	*	*	*	*	*	*

*	The dollar amount of the deficiency in earnings available for fixed charges for the years ended May 31, 2017, 2016, 2015, 2014 and 2013 and for the six months period ended November 30, 2017 was approximately $25.1, $21.0, $20.4, $7.9, $7.6 and $20.1 million, respectively.